# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001947691
Persons authorized to receive notices and communications: Brandon Alexandroff, c/o Rumble Inc., 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 9412100196; Russell L. Leaf, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000; Sean M. Ewen, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000; Willkie Farr & Gallagher LLP, 787 Seventh Avenue,, New York, New York (NY), 10019-6099, 2127288000

## Reporting persons
- Brandon Alexandroff (CIK 0001947691): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 9,236,626; shared voting power 0; sole dispositive power 9,236,626; shared dispositive power 0; aggregate amount beneficially owned 9,236,626 (2.7% of the class)
  Comment: With respect to Boxes 7, 9 and 11: Includes (i) 1,004,516 shares of Class A Common Stock (as defined below) of the Issuer (as defined below) issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (ExchangeCo, and such shares, the ExchangeCo Shares), all of which have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the Business Combination Agreement), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) (CF VI) and Rumble Inc. (n/k/a Rumble Canada Inc.) (Rumble Canada), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement and (ii) 8,219,777 shares of Class A Common Stock issuable upon the exercise of options, of which 5,222,498 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement. Excludes 1,004,516 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (the Class C Common Stock), which are issued in tandem with each ExchangeCo Share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are otherwise non-economic. Excludes 43,955 shares of Class A Common Stock issuable upon the settlement of RSUs that vest more than 60 days after February 7, 2025 and 188,912 shares of Class A Common Stock issuable upon the exercise of options that vest more than 60 days after February 7, 2025.
  
  With respect to Box 13: Percentage based on 338,236,492 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares and which also includes shares of Class A Common Stock and ExchangeCo Shares held in escrow pursuant to the terms of the Business Combination Agreement) as of February 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Rumble Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the "Original 13D" and, together with Amendment No. 1 thereto filed on December 20, 2023, Amendment No. 2 thereto filed on December 26, 2024 and this Amendment No. 3, the "Schedule 13D"). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Brandon Alexandroff (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Rumble Inc., 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is Chief Financial Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Rumble Canada Inc., an indirect, wholly owned subsidiary of the Issuer, 218 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 1W7, Canada.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is amended and supplemented to incorporate the information included in Item 4 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person (a) (i) exchanged (on a 1-for-1 basis) 2,043,839 ExchangeCo Shares for shares of Class A Common Stock and (ii) exercised options for 6,828,420 shares of Class A Common Stock and (b) immediately sold such shares of Class A Common Stock at a price of $7.50 per share to the Issuer in the Issuer' s self-tender offer that closed on February 7, 2025. In connection with the exchange of 2,043,839 ExchangeCo Shares, an equivalent number of voting, non-economic shares of Class C Common Stock held by the Reporting Person were cancelled by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 9,236,626 shares of Class A Common Stock (as determined and described in note 1 above), which represent 2.7% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 9,236,626 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Brandon Alexandroff: /s/ Sergey Milyukov, as attorney-in-fact, Sergey Milyukov, as attorney-in-fact (02/11/2025)